Correspondence

Becker & Poliakoff LLP

45 Broadway, 17th Floor

New York, New York 10006

Tel.: (212) 599-3322

June 30, 2021

Via Edgar

Ms. Taylor Beech

Mr. Dietrich King

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	GreenVision Acquisition Corp.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed June 9, 2021
File No. 001-39136

Dear Commission Staff:

On behalf of GreenVision Acquisition Corp. (the “Company,” “GreenVision,” “we,” “our” or “us”), we transmit herewith Amendment No. 2 (“Amendment No. 2”) to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) via the Commission’s EDGAR system related to GreenVision’s proposed business combination with Helbiz, Inc. (“Helbiz”). In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 22, 2021 (the “Comment Letter”). For ease of reference, we have included the original comments received from Staff in the Comment Letter in bold text, followed by our response. The responses below follow the sequentially numbered comments from the Comment Letter. All page references in the responses set forth below refer to page numbers in Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 2.

Amendment No. 1 to Preliminary Proxy on Schedule 14A Filed June 9, 2021

Following the closing of the Business Combination, what percentage of the combined company will the former GVAC public stockholders own?, page 3

1.        Here and elsewhere, as applicable, please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities. In this regard, we note that you have excluded the warrants that will be convertible into common stock of the combined company.

Response

The Company acknowledges the Staff’s comment and has incorporated the requested information in Amendment No. 2 to the Proxy Statement to disclose the total potential ownership interest of the sponsor and its affiliates in the combined company. See pages 3, 33, 72 and 122 of Amendment No. 2 to the Proxy Statement.

Risk Factors, page 40

2.        Please disclose the material risks to unaffiliated investors presented by taking Helbiz public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Securities and Exchange Commission

June 30, 2021

Response

The Company acknowledges the Staff’s comment and has included additional risk factor disclosure addressing the material risks to unaffiliated investors presented by taking Helbiz public through a merger rather than an underwritten offering. See page 68 of Amendment No. 2 to the Proxy Statement.

Redemption Rights, page 83

3.        We note your revised disclosure in response to comment 7 that stockholders who acquire shares after the record date “may not” be able to redeem their shares upon consummation of the business combination. Please further revise here, and elsewhere in your filing, including the letter to stockholders, to unequivocally state that stockholders who acquire shares after the record date will not be able to redeem their shares or tell us why you believe the “may not” characterization is appropriate.

Response

The Company acknowledges the Staff’s comment and has revised its disclosure regarding the description of the ability of stockholders who acquire shares after the record date to redeem their shares upon the consummation of the business combination. In its revised disclosure the Company includes information regarding the ability of a stockholder to redeem shares acquired after the record date through effecting agreements with the seller of such shares at the time of a transaction. See pages 6, 7, 31, 75, 91, and 227 of Amendment No. 2 to the Proxy Statement and the letter to stockholders and notice of meeting accompanying the Proxy Statement.

Background to Negotiations with Helbiz, page 96

4.        We note your revised disclosure in response to comments 8 and 10. Please clarify which party proposed the $300,000,000 valuation that was agreed upon in the LOI and ultimately used for the transaction, and provide more detail regarding the related valuation discussions that occurred during the negotiation of both the letter of intent and the merger agreement. We also note your disclosure that Colliers ultimately recommended the amount of consideration to be paid by GVAC, yet the $300,000,000 valuation appears to have been determined on December 6, 2021, before GVAC had engaged Colliers. In view of this, please tell us why you believe it is appropriate to say that Colliers ultimately recommended the amount of the consideration.

Response

In response to Staff’s comment, we have revised the disclosure under the caption “Background to Negotiations with Helbiz” to clarify that Helbiz initially proposed the $300,000,000 valuation that was agreed upon in the LOI and ultimately used in the transaction. See page 104. In addition, Amendment No. 2 to the Proxy Statement has been revised to provide further detail concerning the related valuation discussions. See pages 107 and 111. Further, Amendment No. 2 to the Proxy Statement has been revised to clarify that Colliers did not recommend the amount of the consideration but was only engaged to render the fairness opinion on the consideration as agreed upon by and between the Company and Helbiz. See pages 107 - 111.

5.        Please disclose the reasons GVAC’s board decided to obtain a fairness opinion from Colliers. Please also include disclosure noting that the fairness opinion addresses fairness to all shareholders as a group as opposed to only those shareholders unaffiliated with your sponsor or its affiliates.

Securities and Exchange Commission

June 30, 2021

Response

In response to Staff’s comment, we have included disclosure at page 107 of Amendment No. 2 to the Proxy Statement in order to disclosure the reasons why GVAC’s board decided to obtain a fairness opinion. The revised disclosure specifies that the fairness opinion addresses fairness to all of the Company’s shareholders.

6.        We note your revised disclosure in response to comment 11. Please disclose who selected the potential PIPE investors and what relationships the PIPE investors had to GVAC, your Sponsor, Helbiz and its affiliates, and the placement agent, if any.

Response

In response to Staff’s comment, the Company has been advised by Helbiz that Helbiz selected the PIPE investors as such investors were already shareholders in Helbiz prior to the Company and Helbiz executing a letter of intent. Accordingly, such investors were familiar with the management and the business plan of Helbiz. The PIPE investors have no prior relationship with GVAC or any affiliate thereof. We have included responsive information at page 173 of Amendment No. 2 to the Proxy Statement.

7.        Please describe in more detail Ladenburg Thalmann’s role in the negotiations. To the extent that GVAC engaged a financial advisor other than Colliers that participated in the negotiations, please include comparable disclosure for such advisor. Lastly, please identify by name the advisor that acted as placement agent for the PIPE transaction.

Response

In response to Staff’s comment, we have included additional disclosure in Amendment No. 2 to the Proxy Statement to describe Ladenburg Thalmann’s role in the negotiations. As mentioned in response to comment 6, the Company has been advised by Helbiz that the PIPE investors already were, and are currently, shareholders of Helbiz. Accordingly, other than described below, no placement agent was engaged in connection with the PIPE transaction. Further, the Company confirms that it did not engage a financial advisor to participate in the negotiations or in the deSPAC process other than Colliers Securities LLC. If additional PIPE investors are procured by Colliers Securities LLC, the Company would owe Colliers a fee in accordance with its engagement agreement. See pages 104 and 173 of Amendment No. 2 to the Proxy Statement.

8.        We note the investor presentation filed as Exhibit 99.2 to the Form 8-K which GVAC filed on February 8, 2021 that includes similar valuation analyses to the analyses discussed on pages 103-107 of your filing. Please tell us whether the analyses included in the presentation are different than the analyses described in your filing. If so, please tells us whether the board considered these analyses as a factor in recommending that the GVAC shareholders approve the transaction and include the additional analyses in the filing. If the analyses are different than those discussed in the filing and the board did not consider them, please tell us why and explain the material differences in the analyses included in the investor presentation as compared to the proxy disclosure. Please also disclose who prepared the presentation, and to the extent a placement agent or financial advisor prepared the presentation and provided it to GVAC, please include the information required by Item 1015(b) of Regulation M-A. Please also provide comparable disclosure regarding the projections included in the investor presentation.

Response

In response to the Staff’s comment, the Company advises Staff that the valuation analysis set forth in Exhibit 99.2 to the Current Report on Form 8-K filed by the Company on February 8, 2021 (the “Presentation”) are materially consistent with the analyses already described in the Proxy Statement. The valuation analysis included in the Presentation, was based on projected revenue multiples between the range 0.7x to 7.1x, which is materially consistent with the range presented at page 113 of the Proxy Statement. With respect to the Staff’s comment concerning the projections included in the investor presentation included at Exhibit 99.2 to the Current Report on Form 8-K filed on February 8, 2021, such projections are the same as those previously discussed and included in the Proxy Statement. In addition, the Company has been advised by Helbiz that the presentation was prepared by Helbiz’s management.

GreenVision’s Board of Directors’ Reasons for the Approval of the Business Combination, page 101

9.        Please discuss whether the board took into account the valuation of Helbiz and the consideration to be paid to its stockholders in the transaction in recommending the transaction and, if not, why not.

Securities and Exchange Commission

June 30, 2021

Response

In response to Staff’s comment, we have revised the disclosure at page 109 of Amendment No. 2 to discuss that the GVAC board considered the valuation of Helbiz and the consideration to be paid to its stockholders in recommending the transaction.

Certain Helbiz Projected Financial Information, page 107

10.        Please disclose the date as of which the Helbiz projections were prepared and clarify the process used to prepared them.

Response

In response to Staff’s comment, we have included disclosure to address the date of Helbiz’s projections and the process used to prepare them. See page 115-116 of Amendment No. 2 to the Proxy Statement.

11.       Please disclose how and why the timeframe leading out to 2025 projected financial results was selected. Disclose whether or not the projections are in line with historic operating trends and, if not, explain why the change in trends is appropriate. With respect to the material assumptions underlying the projections discussed on page 107, please quantify the strategic transactions and the potential costs of such financing and any other relevant quantitative disclosure relating to the other assumptions, as applicable.

Response

The Company acknowledges the Staff’s comment and has revised the disclosure in Amendment No. 2 to the Proxy Statement to address the comments raised by Staff. See page 115-116 of Amendment No. 2 to the Proxy Statement.

12.       Please disclose the specific assumptions used to generate the revenue and vehicle forecasts in the table on page 110.

Response

The Company acknowledges the Staff’s comment and has revised the disclosure in Amendment No. 2 to the Proxy Statement to address the comments raised by Staff. See page 119 of Amendment No. 2 to the Proxy Statement.

13.        We note the disclaimer on page 108 that “you are cautioned not to rely on the projections in making a decision regarding the Business Combination” and on page 109 that “stockholders are cautioned not to place undue, if any, reliance on these projections.” While it is acceptable to include qualifying language concerning subjective analyses, it is inappropriate to indicate that investors cannot rely on disclosure. Please revise accordingly

Response

In response to Staff’s comment, we have revised the disclaimers concerning the use of projections consistent with Staff’s comment. See pages 117 and 118 of Amendment No. 2 to the Proxy Statement.

14.       We note your cautionary statements on pages 108 and 109 regarding the Helbiz underperforming its revenue targets for 2021 and 2022. Please clarify whether such risk of underperformance extends to 2023, 2024 and 2025 as well.

Response

In response to Staff’s comment, we have revised the cautionary statements in Amendment No. 2 to the Proxy Statement to clarify that while the risk of underperformance cannot be eliminated for the years 2023 – 2025, Helbiz has not indicated at this juncture that it expects its results for such periods to underperform its projections. See pages 117 and 118.

Securities and Exchange Commission

June 30, 2021

Interests of Certain Persons in the Business Combination, page 110

15.        We note your response to comment 18. In addition, please further revise your disclosure here and elsewhere in your filing, as applicable, to include:

•	the approximate dollar value of the Sponsor’s ownership interest in Helbiz based on the transaction value and recent trading prices as compared to the price paid; and
•	a statement clarifying if the Sponsor can earn a positive rate of return on its investment, even if other GVAC shareholders experience a negative rate of return in the post-business combination company.

Response

In response to Staff’s comment, we have included additional disclosure regarding the approximate dollar value of the Sponsor’s ownership in Helbiz and its ability to earn a positive rate of return. See pages See pages 35 and 119 of Amendment No. 2 to the Proxy Statement.

Non-GAAP Financial Measures

Contribution and Contribution Margin

Reconciliation of Non-GAAP Financial Measures, page 146

16.       Please revise to reconcile the non-GAAP measures “contribution” and “contribution margin” to the most directly comparable GAAP measure which is gross profit. It is the staff's position that gross profit is the most comparable GAAP measure even though this measure has not been presented in the financial statements. Also, please explain why you believe it is appropriate to exclude recurring operating expenses including amortization of intangibles and fleet depreciation which are related to revenue-generating activities in computing these non-GAAP measures. Please also comply with this comment in your disclosures on pages 158 and 159. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Response

We note the Staff’s comment. In response to such comment, the non-GAAP financial measures have been removed from the section of Amendment No. 2 to the Proxy Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Helbiz”. Accordingly, the Company believes that the Staff’s comment has been resolved.

17.       Please revise to also present and discuss the most directly comparable measure GAAP measures “gross profit”, “gross profit margin”, “net income” and “net income margin” with equal or greater prominence than the non-GAAP measures “contribution”, “contribution margin”, “Adjusted EBITDA” and “Adjusted EBITDA margin”. Please also comply with this comment in the disclosure on pages 158 and 159. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response

We note the Staff’s comment. In response to such comment, the non-GAAP financial measures have been removed from the section of Amendment No. 2 to the Proxy Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Helbiz”. Accordingly, the Company believes that the Staff’s comment has been resolved.

Securities and Exchange Commission

June 30, 2021

18.       Your disclosure on page 146 indicates that contribution and contribution margin show the impact of Covid-19 restrictions during the first quarter of 2021. Please tell us the nature and amount of any adjustments for non-recurring operating expenses made in determining contribution and contribution margin which were made to reflect the impact of COVID-19. Also, please explain why you believe it is appropriate to adjust for non- recurring operating expenses such as the licensing of the Skip brand and Skip permits to operate e-scooters in Washington, DC. It appears these type of operating expenses are recurring, directly relate to your operations, and are necessary for your revenue generating activities. Refer to CF Disclosure Guidance Topic 9 for the use of COVID-19 related adjustments to determine Non-GAAP financial measures and Item 10(e)(1)(ii) of Regulation S-K.

Response

We note the Staff’s comment. In response to such comment, the non-GAAP financial measures have been removed from the section of Amendment No. 2 to the Proxy Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Helbiz”. Accordingly, the Company believes that the Staff’s comment has been resolved.

Pro Forma Condensed Combined Balance Sheet, page 170

19.       The amounts of common stock subject to redemption and total stockholders’ equity for GreenVision Acquisition Corp. do not agree to the amounts in this entity’s March 31, 2021 restated balance sheet. Please revise this column of the pro forma balance sheet so these amounts agree to those in GreenVisions’ restated March 31, 2021 balance sheet.

Response

In response to Staff’s comment, we have revised the pro forma balance sheet so that the amounts of common stock subject to redemption and total stockholders’ equity reconcile with the amounts in GVAC’s restated balance sheet for March 31, 2021. See page 170 of Amendment No. 2 to the Proxy Statement.

20.       Reference is made to the ($58,967) adjustment to marketable securities held in the trust account included in the column “pro forma adjustments assuming maximum redemption”. It appears that footnote 1(a) should be referenced to this adjustment rather than footnote (6). Please advise or revise as appropriate.

Response

In response to Staff’s comment, we have revised the pro forma balance sheet consistent with Staff’s comment See pages 174 to 175 of Amendment No. 2 to the Proxy Statement.

2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 173

21.       Refer to footnotes (5) and (7) - Please reconcile the amounts disclosed in your footnotes to the amounts of the adjustments presented for the minimum and maximum redemption scenarios on the pro forma balance sheet at March 31, 2021.

Response

In response to Staff’s comment, we have revised the pro forma balance sheet consistent with Staff’s comment See pages 177 to 179 of Amendment No. 2 to the Proxy Statement.

Securities and Exchange Commission

June 30, 2021

22.        Refer to footnote (1) – Please revise footnote and adjustment (1) to reflect the full reclassification of the $59 million reflected in the trust account at March 31, 2021 to cash. Also, a separate pro forma adjustment should be made to the pro forma balance sheet to reflect the redemption of 3,838,447 shares of GVAC’s common stock that occurred on May 12, 2021. Footnotes and adjustment (5), (6) and (7) should be similarly revised.

Response

We note the Staff’s comment. Helbiz has informed us that (i) footnote and adjustment (1) has been revised to reflect the full reclassification of the amount reflected in the trust account at March 31, 2021 to cash; (2) that a separate pro forma adjustment has been made to reflect the redemption of the 3,838,447 GVAC shares; and (3) similar revisions have been made to footnotes and adjustments 5, 6 and 7. See pages 177 to 179 of Amendment No. 2 to the Proxy Statement.

GreenVision Acquisition Corporation Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2021 and 2020

Notes to Condensed Consolidated Financial Statements

Note 1. Description of Organization and Business Operations

Liquidity and Going Concern, page F-37

23.       You disclose that on May 12, 2021 the Company had holders of 3,838,447 shares of common stock properly exercise their right to redeem their shares for cash at a redemption price of approximately $10.21 per share for an aggregate redemption amount of $39,207,114, and $19,525,2018 remains in the trust account as of the date the funds were distributed. Please tell us and revise to disclose the amount of any additional redemptions that have occurred since May 12, 2021 and the date that they were funded from the trust account. Also, please disclose your expected ability to meet the minimum cash requirement of $15 million in order to close the business combination with Helbiz. Refer to ASC 855-10-50-2.

Response

We note the Staff’s comment and confirm that no redemptions of GVAC Common Stock has occurred since May 12, 2021. Further, the Company advises Staff that it evaluated subsequent events as of the filing date of its Quarterly Report on Form 10-Q and that based on such evaluation, it expects to be able to satisfy the minimum cash requirement of $15 million as provided for in the Merger Agreement in order to close the business combination.

Helbiz Inc. Consolidated Financial Statements for the years ended December 31, 2020 and 2019

Consolidated Statements of Operations and Comprehensive Income, page F-56

24.        As requested in comment 45, please revise your consolidated statement of operations for the years ended December 31, 2020 and 2019 to disclose the weighted average number of common shares outstanding that were used to compute basic and diluted earnings per share for each of these periods. Refer to the guidance in ASC 260-10-45. Also, please revise to disclose the number of securities that could potentially dilute basic earnings per share in the future but that were not included in the computation of diluted earnings per share for the periods presented because they were anti-dilutive. Refer to the guidance in ASC 260-10-50-1(c).

Response

We note the Staff’s comment. In response to this comment, Helbiz has revised its consolidated statement of operations to disclose the information requested by Staff in this comment. See page F-82 of Amendment No. 2 to the Proxy Statement.

Securities and Exchange Commission

June 30, 2021

Notes to Consolidated Financial Statements Note 10. Common Stocks

2020 CEO Performance Award, page F-81

25.       In response to comment 41, you indicate that Helbiz considers the IPO Date as the grant date of the 2020 CEO Performance Award and that no award under the 2020 CEO Performance Award will be vested as a result of the planned merger transaction, which is inconsistent with the disclosure on page F-81 which indicates that the performance condition under the award will be satisfied on the effective date of a registration statement of the Company filed under the Securities Act for the Company’s listing. Please revise your disclosure with regard to this matter so it is consistent with your response with respect to the vesting requirement for the performance condition for the 2020 CEO Performance Award.

Response

We note the Staff’s comment. We have amended Note 10 on page F-81 of the Helbiz Consolidated Financial Statements for the year-ended December 31, 2020 to clarify as follows:

“2020 CEO Performance Award

On April 1, 2020, the Company adopted the 2020 CEO Performance Award under which the Company issued options to purchase its common stock to its CEO and Founder. The Company reserved 600,000 shares of the Company’s common stock for issuance under the 2020 CEO Performance Award. Under the 2020 CEO Performance Award, nonqualified stock options are granted at the IPO price. The Company considers the IPO date as the Grant Date of the 2020 CEO Performance Award. Once the Grant Date is established the Company will value the award incorporating all aspects of the terms and conditions and the service period will be evaluated and established.

The CEO Performance Awards vests upon the satisfaction of all three of the following conditions: (i) a service condition, (ii) a market condition, and (iii) a performance condition. The service condition is satisfied over a period of ten years. The performance condition will be satisfied on the effective date of a registration statement of the Company filed under the Securities Act for the Company’s listing. The market condition will be satisfied in 20 different tranches, with each related to a certain Market capitalization Milestone. The lowest tranche is $500 million the highest is $100 billion. No shares under the CEO Performance Award will be vested as of the Company’s listing.”

General

26.       Please revise your disclosure throughout the filing to address the impact of redemptions on the non-redeeming shareholders and all possible sources and the extent of dilution that shareholders who elected not to redeem their shares in connection with the May 12, 2021 vote to approve the Extension Amendment may experience in connection with the business combination, including:

•	the impact on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including the current redemption level and the maximum redemption level. Please be sure to include this disclosure in the Notes to the Pro Forma Condensed Combined Financial Information on page 169;
•	the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions;

Securities and Exchange Commission

June 30, 2021

•	quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks to non-redeeming shareholders; and
•	disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution. In this regard, we note that it appears that underwriting fee remains constant and is not adjusted based on redemptions.

Response

The Company has revised Amendment No. 2 to the Proxy Statement to address the impact of redemptions on the non-redeeming shareholders, including from all sources of dilution, that non-redeeming shareholders may experience. See pages 72, 76, and 180-181. In connection with the foregoing, the Company has included a sensitivity analysis showing a range of redemption scenarios, including the current redemption level and the maximum redemption level at pages 180-181 in the Notes to the Pro Forma Condensed Combined Financial Information. The Company’s sensitivity analysis includes the impact of significant sources of dilution. In addition, the Company has presented the value of its outstanding warrants based on market prices as such warrants are publicly traded securities and listed on the Nasdaq Capital Market. See page 72. In addition, the Company has revised Amendment No. 2 to the Proxy Statement to reflect the effective underwriting fee on a percentage basis at each redemption level in the sensitivity analysis. See pages 180-181 of Amendment No. 2 to the Proxy Statement.

***

Thank you for your assistance in this matter. Please contact the undersigned or my partners Jie Chengying Xiu and Steven Glauberman with any questions or further comments. Our email addresses are, respectively, Jxiu@beckerlawyers.com, mgoldstein@beckerlawyers.com, and sglauberman@beckerlawyers.com.

Sincerely,

/s/ Michael A. Goldstein, Esq.

cc:	Robert Shapiro, SEC
Linda Cvrkel, SEC